Filed Pursuant to Rule 433

Registration No. 333-191692

Dated: October 22, 2015

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated October 22, 2015 to the Prospectus dated October 11, 2013.

Issuer:	JPMorgan Chase & Co.
Ratings*:	A3/A/A+
Currency:	USD
Security Type:	SEC Registered Senior Notes
Security:	Floating Rate Notes due 2020
Size:	$500,000,000
Maturity:	October 29, 2020
Re-offer Spread to Index:	+120.5 basis points
Payment Frequency:	Quarterly
Day Count Convention:	Actual/360
Price to Public:	100% of face amount
Proceeds (Before Expenses) to Issuer:	$498,250,000 (99.65%)
Interest Payment Dates:	January 29, April 29, July 29 and October 29 of each year, commencing January 29, 2016
Business Day: Reset Frequency:	New York and London Quarterly
Payment Frequency:	Quarterly
Optional Redemption:	We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after September 29, 2020, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption
CUSIP/ISIN:	46625HNY2/US46625HNY26
Trade Date:	October 22, 2015
Settlement Date:	October 29, 2015 (T+5)
Denominations:	$2,000 x $1,000
Sole Bookrunner:	J.P. Morgan Securities LLC
Co-Managers:

ANZ Securities, Inc.

BBVA Securities Inc.

Capital One Southcoast, Inc.

nabSecurities, LLC

Danske Markets Inc

ING Financial Markets LLC

Natixis Securities Americas LLC

SunTrust Robinson Humphrey, Inc.

Loop Capital Markets LLC

MFR Securities, Inc.

The Williams Capital Group, L.P.

Additional Optional Redemption Terms:

If we call the notes for redemption, interest will cease to accrue on the redemption date as described above. In the case of any redemption of only part of the notes at the time outstanding, the notes to be redeemed will be selected not more than 60 days prior to the redemption date by the Trustee by such method as the Trustee shall deem fair and appropriate.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Certain of the Underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on October 29, 2015 which will be more than three U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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